FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated October 17, 2013

MATERIAL FACT

Further to the notification of Material Facts no. 64179, published on 16th February 2006, no. 171949, published on 3rd August 2012 and no. 177432, published on 19th November 2012, concerning an agreement reached among certain shareholders, Banco Santander hereby announces that it has been formally advised of the modification of such shareholders’ agreement with respect to the persons subscribing to it. Likewise, as a result of a business reorganisation operation carried out by one of the members of such agreement, the information given at the time with respect to the breakdown of the shares included in the syndication has been updated, the present composition being as follows:

Shares included in the syndication

The syndication involves a total of 79,291,178 shares of the Bank (0.7148% of its share capital) as per the following breakdown:

D. Emilio Botín-Sanz de Sautuola y García de los Ríos	6,464,149
Dª. Ana Patricia Botín-Sanz de Sautuola O’Shea (1)	13,058,244
D. Emilio Botín-Sanz de Sautuola O’Shea (2)	16,873,709
D. Francisco Javier Botín-Sanz de Sautuola O’Shea (3)	16,282,411
Dª. Paloma Botín-Sanz de Sautuola O’Shea (4)	7,826,396
Dª. Carmen Botín-Sanz de Sautuola O’Shea	8,633,346
PUENTEPUMAR, S.L.	0
LATIMER INVERSIONES, S.L. (5)	553,508
CRONJE, S.L., Unipersonal	4,024,136
NUEVA AZIL, S.L.	5,575,279
TOTAL	79,291,178

(1)	Indirectly 7,971,625 BS shares through Bafimar, S.L.
(2)	Indirectly 7,800,332 BS shares through Puente San Miguel, S.L.U.
(3)	Indirectly 4,652,747 BS shares through Inversiones Zulú, S.L. and 6,794,391 shares through Apecaño, S.L.
(4)	Indirectly 6,628,291 BS shares through Bright Sky 2012, S.L.
(5)	The bare ownership of 553,508 shares corresponds to the Botín Foundation, but the voting rights are assigned to Latimer Inversiones, S.L. as their beneficial owner.

In all other aspects, the aforementioned syndication agreement remains unaltered.

Boadilla del Monte (Madrid), 17th October 2013

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 17, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013